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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

VOLCOM, INC.
(Name of Subject Company)

TRANSFER HOLDING, INC.
PPR S.A.
(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

92864N101
(Cusip Number of Class of Securities)

Michel Friocourt
General Counsel
PPR S.A.
10 avenue Hoche
75381 Paris, France
Telephone: +33 1 45 64 63 43

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019-6150
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$607,713,805.00	$70,555.57

*
Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase of all 24,426,120 outstanding shares of common stock of Volcom, Inc. ("Volcom"), par value $0.001 per share, at $24.50 per share. The transaction value also includes the aggregate offer price for 1,014,080 shares issuable pursuant to outstanding options with an exercise price less than $24.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $24.50 minus such exercise price. This is based on information provided by Volcom as of May 9, 2011, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for the fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Transfer Holding, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of PPR S.A., a "société anonyme à conseil d'administration" (corporation with a board of directors) organized under the laws of France ("PPR"), to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Volcom, Inc., a Delaware corporation ("Volcom"), at $24.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2011 (the "Offer to Purchase"), and in the related Letter of Transmittal ("Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of May 2, 2011, by and among PPR, Purchaser and Volcom (the "Merger Agreement"), a copy of which is attached as Exhibit (d)(1) hereto, and the Share and Voting Agreement, dated as of May 2, 2011, by and among PPR, Purchaser and Richard R. Woolcott and René R. Woolcott, a copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference to this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Volcom, Inc., a Delaware corporation. Volcom's principal executive offices are located at 1740 Monrovia Avenue, Costa Mesa, California 92627. Volcom's telephone number at such address is (949) 646-2175.

        (b)   This Schedule TO relates to the Offer by the Purchaser to purchase all issued and outstanding Shares for $24.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the section of the Offer to Purchase entitled "Introduction" is incorporated in this Schedule TO by reference. According to Volcom, as of May 9, 2011, there were 24,426,120 Shares issued and outstanding and 1,024,080 Shares issuable with respect to stock options and certain equity awards.

        (c)   The information set forth in Section 6—"Price Range of Shares" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)–(c)    This Schedule TO is filed by PPR and Purchaser. The information set forth in Section 9—"Certain Information Concerning Purchaser and PPR" in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)(1)(i)–(viii), (xii)    The information set forth in the section of the Offer to Purchase entitled "Introduction" and in Sections 1, 2, 3, 4, 5, 6, 7, 10, 12, 13 and 15—"Terms of the Offer," "Acceptance for Payment and Payment," "Procedure for Tendering Shares," "Withdrawal Rights," "Material U.S. Federal Income Tax Considerations," "Price Range of Shares," "Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations," "Source and Amount of Funds," "Purpose of the Offer; Plans for Volcom; Appraisal

Rights," "The Transaction Documents" and "Conditions to the Offer" of the Offer to Purchase and in Schedule I is incorporated in this Schedule TO by reference.

        (a)(1)(ix), (x), (xi)    Not applicable.

        (a)(2)(i)–(iv) and (vii)    The information set forth in Sections 5, 11, 12 and 13—"Material U.S. Federal Income Tax Considerations," "Background of the Offer; Contacts with Volcom," "Purpose of the Offer; Plans for Volcom; Appraisal Rights" and "The Transaction Documents" of the Offer to Purchase is incorporated in this Schedule TO by reference.

        (a)(2)(v), (vi)    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b)    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction," and Sections 9, 11, 12 and 13—"Certain Information Concerning Purchaser and PPR," "Background of the Offer; Contacts with Volcom," "Purpose of the Offer; Plans for Volcom; Appraisal Rights" and "The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1), (c)(3)–(c)(7)    The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction," and Sections 6, 7, 12, 13 and 14—"Price Range of Shares," "Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations," "Purpose of the Offer; Plans for Volcom; Appraisal Rights," "The Transaction Documents" and "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

        (c)(2)    Not applicable.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in Section 10—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

        (b), (d)    Not applicable.

Item 8.    Interests in Securities of the Subject Company.

        (a), (b)    The information set forth in the section of the Offer to Purchase entitled "Introduction," and Sections 9, 12 and 13—"Certain Information Concerning Purchaser and PPR," "Purpose of the Offer; Plans for Volcom; Appraisal Rights" and "The Transaction Documents" of the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a)   The information set forth in the section of the Offer to Purchase entitled "Introduction" and Sections 11 and 17—"Background of the Offer; Contacts with Volcom" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        (a), (b)    Not applicable.

Item 11.    Additional Information.

        (a)(1)    The information set forth in Sections 9 and 12—"Certain Information Concerning Purchaser and PPR" and "Purpose of the Offer; Plans for Volcom; Appraisal Rights" of the Offer to Purchase is incorporated in this Schedule TO by reference.

        (a)(2), (a)(3)    The information set forth in Sections 12, 15 and 16—"Purpose of the Offer; Plans for Volcom; Appraisal Rights," "Conditions to the Offer" and "Certain Legal Matters; Required Regulatory Approvals" of the Offer to Purchase is incorporated in this Schedule TO by reference.

        (a)(4)    The information set forth in Section 7—"Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations" of the Offer to Purchase is incorporated in this Schedule TO by reference.

        (a)(5)    The information set forth in Section 16—"Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated in this Schedule TO by reference.

        (b)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 11, 2011.
(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Newspaper Advertisement published in the Wall Street Journal on May 11, 2011.
(a)(5)(A)	Joint Press Release issued by PPR S.A. and Volcom, Inc. on May 2, 2011 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by PPR S.A. on May 2, 2011).
(a)(5)(B)	Press Release issued by PPR S.A. on May 11, 2011 announcing commencement of the tender offer.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated May 2, 2011 by and among PPR S.A., Transfer Holding, Inc. and Volcom, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Volcom, Inc. on May 4, 2011).
(d)(2)
Share and Voting Agreement dated May 2, 2011 by and among PPR, S.A., Transfer Holding, Inc. and Richard R. Woolcott and René R. Woolcott (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Volcom, Inc. on May 4, 2011).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13e-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 11, 2011

Transfer Holding, Inc.
By:	/s/ JEAN-FRANÇOIS PALUS
Name: Jean-François Palus Title: Chief Executive Officer
PPR S.A.
By:	/s/ JEAN-FRANÇOIS PALUS
Name: Jean-François Palus Title: Deputy Chief Executive Officer

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 11, 2011.
(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Newspaper Advertisement published in the Wall Street Journal on May 11, 2011.
(a)(5)(A)	Joint Press Release issued by PPR S.A. and Volcom, Inc. on May 2, 2011 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by PPR S.A. on May 2, 2011).
(a)(5)(B)	Press Release issued by PPR S.A. on May 11, 2011 announcing commencement of the tender offer.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated May 2, 2011 by and among PPR S.A., Transfer Holding, Inc. and Volcom, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Volcom, Inc. on May 4, 2011).
(d)(2)
Share and Voting Agreement dated May 2, 2011 by and among PPR, S.A., Transfer Holding, Inc. and Richard R. Woolcott and René R. Woolcott (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Volcom, Inc. on May 4, 2011).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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  Item 1. Summary Term Sheet .
  Item 2. Subject Company Information .
  Item 3. Identity and Background of Filing Person .
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements .
  Item 6. Purposes of the Transaction and Plans or Proposals .
  Item 7. Source and Amount of Funds or Other Consideration .
  Item 8. Interests in Securities of the Subject Company .
  Item 9. Persons/Assets Retained, Employed, Compensated or Used .
  Item 10. Financial Statements .
  Item 11. Additional Information .
  Item 12. Exhibits .
  Item 13. Information Required by Schedule 13e-3 .
SIGNATURES
EXHIBIT INDEX